August 26, 2009
Via EDGAR and Overnight Delivery
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549
Attn: Craig Wilson, Senior Assistant Chief Accountant, Division of Corporate Finance

Re:	NetApp, Inc.
Form 10-K for the Fiscal Year Ended April 24, 2009
File No. 000-27130
Ladies and Gentlemen:
          NetApp, Inc. (the “Company” or “NetApp”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 30, 2009, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended April 24, 2009 (the “10-K”).
          For your convenience, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.
Form 10-K for the Fiscal Year Ended April 24, 2009 Business, page 3
Principal Markets and Distribution Channels_ page 7
1.	We note that two U.S. distributors accounted for approximately 10.5% and 10.6% of your net revenues in fiscal 2009. Please tell us why you have not disclosed the names of these distributors. See Item 101(c)(1)(vii) of Regulation S-K.
Response:
          We advise the Staff that the names were inadvertently omitted from the Form 10-K, and we will disclose the names of any such 10% or greater customers or distributors in future filings in accordance with the requirements of Item 101(c)(1)(vii) of Regulation S-K. We would also like to note for the Staff that while the names were not included the Form 10-K, we did make the information publicly available to investors by disclosing the names of our two largest U.S. distributors on our public earnings conference call on May 20, 2009.

Backlog, page 7
2.	In your response letter, please tell us the dollar amount of your backlog, if any, as of a date close to the time you filed your annual report and as of a comparable date in the preceding fiscal year. See Item 101(c)(1)(viii) of Regulation S-K.
Response:
          Our backlog was approximately $14 million as of April 24, 2009, compared to $36 million as of April 25, 2008.  The backlog as of April 24, 2009 represents only 0.4% of our annual revenue for the fiscal year then ended. In addition (i) a substantial portion of our products are sold on the basis of standard purchase orders that are cancellable prior to shipment without penalty, and (ii) purchase orders are subject to change with respect to quantity of product or timing of delivery resulting from changes in customer requirements. Our business is characterized by seasonal and intra-quarter variability in demand, as well as short lead-times and product delivery schedules. Accordingly, we do not believe that backlog at any given time is a meaningful indicator of future revenue and that disclosure of backlog in our annual report could be misleading to readers.
Manufacturing and Supply Chain, page 8
3.	We note your disclosure in this section that you outsource your manufacturing operations to third parties, use contract manufacturers for the production of major subassemblies, and that you rely on a limited number of suppliers for materials. It appears that you have not filed any agreements with these manufacturers or suppliers as exhibits to your Form 10-K. Please provide us with your analysis as to whether you are substantially dependent for purposes on Item 601(b)(10)(ii)(B) on any of your agreements with these manufacturers or suppliers.
Response:
          We have not filed any agreements with these manufacturers and suppliers as exhibits to our Form 10-K because we have concluded that they are ordinary course agreements upon which our business is not substantially dependent for the reasons described below.
          We believe that substantially all of the proprietary value and functionality of our products is contained in the software (which we develop and provide for the assembly process), rather than the production of the hardware, subassemblies and the assembly process (which we outsource to third parties). As an example, our primary contract manufacturer, Jabil Circuit, procures the required hardware components and subassemblies from third parties, assembles the components and subassemblies based on our specifications and loads the software into the assembled hardware product. This hardware consists of off-the-shelf hardware components and subassemblies, which Jabil sources from third party suppliers. Jabil does not contribute any intellectual property into our products, and there is nothing proprietary in the manufacturing process relating to our products that could not be transferred to another contract manufacturer. Jabil simply integrates the hardware components and subassemblies with our software into a finished product for our customers. Such services could equally be performed by our other contract manufacturer, Foxconn, or by a number of other contract manufacturers with sufficient global scale and logistics capabilities, including, among others, Flextronics, Celestica or Sanmina-SCI. As our agreement with Jabil does not commit us to use Jabil for any particular period of time or to use Jabil as our sole contract manufacturer, we could redirect some or all of our contract manufacturing activities to Foxconn or another manufacturer at our discretion.
          On average, it takes Jabil approximately two hours to assemble the components and subassemblies into the finished hardware product and approximately an additional four-and-a-half hours to load the software into these assembled hardware products and perform the system test. As discussed above, we provide Jabil with the software, and Jabil procures the hardware components and subassemblies from third parties. Therefore, from a logistics perspective, our “cost of switching” contract manufacturers would be low because we would simply have the new contract manufacturer purchase the existing supply inventory directly from Jabil, and redirect the delivery of our software and future parts supply to the new manufacturer. We are not involved in the hardware procurement process for the products which Jabil manufactures for us, and so would therefore not incur any material direct hardware/inventory switching costs in connection with such a switch.
          In terms of timing for such a switch of manufacturers, we estimate that it would take no more than thirty calendar days to switch from Jabil to another contract manufacturer. While such a switch may cause a corresponding delay in the shipment of some of our products to our customers and could therefore cause a delay in our ability to recognize revenues on such shipments, in light of our long sales cycle (i.e., the period of time from initial customer contact until order placement) which can be up to a year or longer, we do not believe that a thirty-day delay in shipment of our products would have a material impact on our customer relations or our customers’ demand for our products. Therefore, we believe that any delay in our ability to recognize revenues as a result of a delay in shipments would be temporary and limited to the period during which the manufacturing operations were being transition to the new contract manufacturer, and that such revenues would be realized quickly once the new contract manufacturer began assembly and shipment of our products.
          Based on the foregoing, we do not believe that the Jabil agreement or any of our other manufacturing supplier agreements are material contracts on which we are substantially dependent.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36
Results of Operations, page 46
4.	In your comparison of the results of operations between the periods, you sometimes refer to two or more sources as components that contributed to a material change. Tell us what consideration you gave to quantifying the amount of the changes that were due to each of the factors or events that you identify. For example, we note several factors identified without quantification in your discussions of the changes in revenue and operating expenses. Refer to Section III. D of SEC Release 33-6835.

Response:
          Our discussions of the results of our operations have been written to highlight, in order of significance, the factors and trends that contributed to material changes in each line item of our statement of operations to provide the reader with information necessary to understand our business as a whole, in accordance with Section III. D of SEC Release 33-6835. As requested, in future filings, starting with our Form 10-Q for our first quarter ended July 31, 2009, we will expand our discussion to include more quantitative information to support our qualitative discussion, where such information would be meaningful to a reader in understanding and evaluating our operating results.
          However, it should be noted that due to the nature of our business, we have limitations on our ability to provide meaningful quantitative information of the impact of individual factors impacting our revenues. Our products are highly configurable for customer requirements, which has a significant impact on the pricing and material costs associated with individual sales. In addition, our products are constantly evolving, which results in a lack of period to period comparability and meaningful quantitative analyses of the separate impacts of changes of individual components, such as average selling price, unit volumes and product mix, on our product revenues.
          In future filings, we will endeavor to improve our quantitative disclosures, and when quantitative information is not meaningful to the reader, or when precise quantification is not reasonably practical, we will provide a narrative discussion of key factors and trends that materially affect our operating results in sufficient detail necessary for readers to understand and evaluate our operating results.
* * *
Statement of the Company
          As requested by the Staff, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure of the filing;

•	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          We hope that you will find the foregoing responsive to the Staff’s comments. If you have any further questions or comments, please direct these to me at (408) 822-3203. In addition, we would like to request that you provide a facsimile of any additional comments that you may have to my attention at (408) 822-4412. Thank you for your assistance.

Sincerely,
/s/ Steven J. Gomo
Steven J. Gomo, EVP and Chief Financial Officer
NetApp, Inc.

cc:	Andrew Kryder, SVP Legal and Tax, General Counsel, NetApp, Inc.
Steven E. Bochner, Wilson Sonsini Goodrich & Rosati, P.C.
Nate P. Gallon, Wilson Sonsini Goodrich & Rosati, P.C.
John W. Kelm, Deloitte & Touche LLP

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